UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 29 December, 2017

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 29 December, 2017

Corporate Communications

Amsterdam, 29 December 2017

ING completes participation in Bank of Beijing share offering

As announced on 25 April 2017, ING has participated in the private placement by Bank of Beijing (BoB) which has closed today. BoB has issued 2.9 billion ordinary shares with a value of approximately RMB 21.7 billion (approximately EUR 2.8 billion at current exchange rates). The placement was done at RMB 7.13 per share. ING participated in the offering for an aggregate amount of RMB 1.89 billion (around EUR 240 million) representing 265 million shares.

ING maintains its position as the largest shareholder in BoB with a stake of 13.0%, down from 13.6%. Bank of Beijing’s Tier 1 capital ratio has improved to 10.2% from 8.5%.

ING’s participation in the private placement does not have a material impact on ING’s profit and loss account, shareholders' equity or capital ratios.

We started our strategic alliance with Bank of Beijing in 2005 by acquiring a minority holding. Since then we have been working closely together in areas such as retail banking, risk management, human resources and corporate governance. More recently, we have also started to actively explore the potential for a further cooperation, in direct banking in China.

Bank of Beijing is the largest city commercial bank in China with over 500 branches across 12 domestic major cities. It services its 16 million customers through retail banking, corporate banking and financial markets businesses. Bank of Beijing is listed on the stock exchange of Shanghai.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via ing.yourmediakit.com or can be requested by emailing info@yourmediakit.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	+31 20 576 6396
Raymond.Vermeulen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s 52,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s strategy, which is evidenced by the number one position among 395 banks ranked by Sustainalytics. ING Group shares are being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is among the leaders in the Banks industry group.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Projects may be subject to regulatory approvals.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) ING’s ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (17) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. Many of those factors are beyond ING’s control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 29 December, 2017